April 21, 2025

Jessica P. Ross
Senior Vice President and Chief Financial Officer
Frontdoor, Inc.
3400 Players Club Parkway
Memphis, TN 38125

        Re: Frontdoor, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-38617
Dear Jessica P. Ross:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services